VIA EDGAR

April 21, 2010

Securities and Exchange Commission

100 F Street

Washington, D.C. 20549

Re:          John Hancock Funds III (the “Trust”)

File Nos. 333-125838; 811-21777

Dear Sir/Madam:

This letter is in response to comments received via telephone on Thursday, April 8, 2010, from the staff of the Securities and Exchange Commission (“SEC”) with respect to Post-effective Amendment No. 21 and the subsequent Post-effective Amendment No. 23 to the Trust’s Registration Statement under the Securities Act of 1933, as amended, on Form N-1A for John Hancock Disciplined Value Mid Cap Fund (the “Fund”), as filed with the SEC on February 23, 2010 (accession no. 0000950123-10-015685) and March 12, 2010 (accession no. 0000950123-10-024005), respectively (collectively referred to as the “Amendments”).  Set forth below is a summary of each comment followed by the response provided on behalf of the Trust.  Page references are to numbers at the bottom of the page in the Amendments.

Prospectus

Comment 1 – page 2, Fund summary — Fees and expenses.  The Fund’s Class A shares have a contingent deferred sales charge.  Item 3 of Form N-1A requires in the “Shareholder fees” section of the expenses table to disclose any contingent deferred sales charge.  Add the disclosure required by Item 3 to the Shareholder fees section of the table.

Response 1 – The “Shareholder fees” section has been revised to disclose the contingent deferred sales charge.

Comment 2 – page 2, Fund summary — Fees and expenses.  In the expenses table, revise the captions of the line items currently entitled “Total fund operating expenses” and “Net fund operating expenses” to conform with the captions provided in Item 3 of Form N-1A.

Response 2 – The captions in the expenses table have been revised.

Comment 3 – page 2, Fund summary — Fees and expenses.  Delete footnote 1, which states “The fund’s 12b-1 fees may increase to 0.30% following one year after the reorganization of the fund’s predecessor, the Robeco Boston Partners Mid Cap Value Fund (the Robeco fund), subject to Board approval.” since this type of disclosure is not permitted under Item 3 of Form N-1A.

Response 3 – The footnote has been deleted.

Comment 4 – page 2, Fund summary — Fees and expenses.  Delete footnote 2, which states “Expenses have been estimated for the fund’s first year of operations.” since the Fund is not a new series and is including financial statement highlights in its prospectus.

Response 4 – The footnote has been deleted.

Securities and Exchange Commission

Brion R. Thompson, Esq.

April 21, 2010

Comment 5 – page 2, Fund summary — Fees and expenses.  Confirm the statement in footnote 3 that the adviser cannot unilaterally terminate the contractual expense waiver until it has been in place for at least one year.

Response 5 – It is confirmed that the adviser cannot unilaterally terminate the contractual expense waiver until it has been in place for at least one year.

Comment 6 – page 3, Fund summary — Principal risks.  As a suggestion, consider further summarizing the second and third paragraphs regarding instability in the financial markets.  Also, consider moving these two paragraphs further back in the prospectus under the investment strategies section required by Item 9 of Form N-1A.

Response 6 – These suggests have been taken under consideration.

Comment 7 – pages 3 and 4, Fund summary — Past performance.  In the “Calendar year total returns” paragraph, delete the fifth sentence, which states “All figures assume dividend reinvestments.”  In the “After-tax returns” paragraph, delete the first sentence, which states “These are shown only for Class A shares and would be different for other classes.”  These statements are not permitted by Item 4(b)(2) of Form N-1A.

Response 7 – The sentences have been deleted.

Comment 8 – page 4, Fund summary — Past performance.  Revise the fourth paragraph to remove references to the tax-free reorganization of the Robeco Boston Partners Mid Cap Value Fund into the Fund.

Response 8 – The paragraph has been revised as follows:

The Robeco Boston Partners Mid Cap Value Fund’s (predecessor fund) Investor share class returns, first offered on June 2, 1997, have been recalculated to reflect the gross fees and expenses of the fund’s Class A shares, first offered on July 12, 2010.

Comment 9 – page 4, Fund summary — Payments to broker-dealers and other financial intermediaries.  Revise the paragraph so that it conforms to the disclosure provided in Item 8 of Form N-1A.

Response 9 – The paragraph has been revised.

Comment 10 – page 5, Fund details — Additional investment strategies.  Revise the heading of the section to clarify that the section is providing additional information, as required under Item 9 of Form N-1A, regarding the Fund’s investment objective and principal investment strategies, as disclosed under Item 2 and Item 4.  If appropriate, include an additional explanation of the Fund’s investment objective and principal investment strategies, as disclosed under Item 2 and Item 4.  As required by Item 9(a), state if the Fund’s investment objective may be changed without shareholder approval.

Response 10 – The heading of the section has been revised and the required disclosure has been added to the section.

Comment 11 – page 8, Fund details — Financial highlights.  Since the Amendments would become effective with the SEC more than 245 days after the date of the August 31, 2009 financial highlights included in the prospectus, Regulation S-X Rule 3-18(c) requires that the Fund include unaudited February 28, 2010 financial highlights in the prospectus and incorporated the unaudited February 28, 2010 financial statement by reference into the Statement of Additional Information.

Securities and Exchange Commission

Brion R. Thompson, Esq.

April 21, 2010

Response 11 – The “Financial highlights” section of the prospectus has been updated with the unaudited February 28, 2010 financial highlights and the incorporation by reference has been added to the Statement of Additional Information.

Statement of Additional Information

Comment 12 – page 34, THOSE RESPONSIBLE FOR MANAGEMENT section.  In the table entitled “Principal Officers who are not Trustees,” the header of the column entitled “Trustee/Officer since” should be revised to remove the reference to “Trustee.”

Response 12 – The header has been revised.

Comment 13 – page 35, THOSE RESPONSIBLE FOR MANAGEMENT – Additional Information About the Trustees section.  As required by Item 17(b)(10) of Form N-1A, with respect to William H. Cunningham, Deborah Jackson, Charles L. Ladner, Patti McGill Peterson and John A. Moore, provide additional discussion about each individual’s experience, qualifications, attributes, or skills that led to the conclusion that he or she should serve as a Trustee of the Trust.

Response 13 – The disclosures have been revised as follows:

William H. Cunningham — Mr. Cunningham has management and operational oversight experience as a former Chancellor and President of a major university.  Mr. Cunningham has expertise in corporate governance as a Professor of business ethics.  He also has oversight and corporate governance experience as a current and former director of a number of operating companies, including an insurance company.

Deborah Jackson — Ms. Jackson has management and operational oversight experience as the Chief Executive Officer of a major charitable organization.  She also has oversight and corporate governance experience as a current and former director of various corporate organizations, including a bank, an insurance company and a regional stock exchange, and nonprofit entities.

Charles L. Ladner — Mr. Ladner has management and financial experience as a senior executive of a retirement services company and a former senior executive of public utility companies, including serving in the role of Chief Financial Officer.  He also has oversight and corporate governance experience as a current and former director of various corporate and nonprofit entities.

Patti McGill Peterson — Ms. McGill Peterson has planning and management advisory experience as principal of a consulting firm.   She also has management and operational oversight experience as a former college and university President.  She also has oversight and corporate governance experience as a current and former director of various corporate organizations, including a bank and an insurance company, and nonprofit entities.  Ms. McGill Peterson, an Independent Trustee, serves as the Board’s Chairperson.

John A. Moore — Dr. Moore has management and operational oversight experience from his current and former positions as a senior executive of scientific research organizations and as a senior administrator of the Environmental Protection Agency.  He also has oversight and corporate governance experience as a director of a scientific research organization.

______________________________________________________________________________________

Per the SEC staff’s request, the Trust acknowledges the following:

-          The Trust is responsible for the adequacy and accuracy of the disclosure in the Amendments;

Securities and Exchange Commission

Brion R. Thompson, Esq.

April 21, 2010

-          Staff comments or changes to disclosure in response to staff comments in the Amendments reviewed by the staff do not foreclose the SEC from taking any action with respect to the Amendments; and

-          The Trust may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under federal securities laws of the United States.

Please contact the undersigned at 617-663-3241 if you have any questions regarding this letter.

Sincerely,

/s/ David D. Barr

David D. Barr

Assistant Secretary